ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement is made as of July 15, 2024, by and between Franklin Advisers, Inc. (“FAV”) and Putnam Investment Management, LLC (“PIM”), each an indirect, wholly-owned subsidiary of Franklin Resources, Inc.

WHEREAS, FAV and PIM are each registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and are engaged in the business of rendering management, investment advisory, counseling and supervisory services to investment companies and other investment advisory clients;

WHEREAS, PIM serves as the investment manager to Putnam California Tax Exempt Income Fund (the “Fund”), pursuant to a Management Contract dated as of January 31, 2024, between the Fund and PIM (the “Management Contract”);

WHEREAS, PIM, effective July 15, 2024 (the “Effective Date”), has transferred to FAV all of its personnel (including all portfolio managers, research analysts, and certain support staff members), assets, and liabilities related to its fixed income and investment solutions investment management business (the “Transfer”), and, in conjunction with the Transfer, PIM desires to assign the Management Contract to FAV pursuant to this Assignment and Assumption Agreement;

WHEREAS, the Transfer and the assignment of the Management Contract to FAV pursuant to this Assignment and Assumption Agreement will not result in a change of control or management, and thus will not constitute an “assignment” of the Management Contract under the Investment Company Act of 1940, as amended, or a material amendment of the Management Contract; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Trustees of the Fund present in person that were not interested persons of the Fund, PIM, or FAV, approved a form of this Assignment and Assumption Agreement at a meeting held on June 28, 2024.

NOW, THEREFORE, the parties hereto agree as follows as of the Effective Date:

1.                  The Management Contract is hereby assumed in its entirety by FAV, except that all references to PIM shall be replaced with references to FAV.

2.                  FAV agrees to perform and be bound by all of the terms of the Management Contract and the obligations and duties of PIM thereunder.

3.                  FAV and PIM acknowledge and agree that for purposes of Section 3 and Schedule B of the Management Contract, the Fund is, and shall continue to be, considered “an open-end fund sponsored by Putnam Management.”

4.                  The Management Contract shall continue in full force and effect as set forth therein for the remainder of its term.

IN WITNESS WHEREOF, the undersigned have executed this Assignment and Assumption Agreement as of the date set forth above.

Franklin Advisers, INC. By: /s/ Thomas C. Merchant Thomas C. Merchant Chief Legal Officer	PUTNAM INVESTMENT MANAGEMENT, llc By: /s/ Stephen J. Tate Stephen J. Tate Secretary
ACKNOWLEDGED: PUTNAM CALIFORNIA TAX EXEMPT INCOME FUND By: /s/ Jonathan S. Horwitz Jonathan S. Horwitz Executive Vice President, Principal Executive Officer and Compliance Liaison